New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5000 tel 86 10 8567 5123 fax

March 7, 2018

Re:	Sunlands Online Education Group (CIK No. 0001723935)

Responses to the Staff’s Comments on the Registration Statement on Form F-1 Filed

on February 23, 2018 (File no. 333-223190)

Mr. Paul Fischer

Ms. Celeste M. Murphy

Ms. Christie Wong

Mr. Terry French

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Fischer, Ms. Murphy, Ms. Wong and Mr. French:

On behalf of our client, Sunlands Online Education Group, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 2, 2018 on the Company’s registration statement on Form F-1 filed on February 23, 2018 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment no. 1 to the registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Commission. On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comment, or by providing supplemental information as requested by the Staff. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the language addressing a particular comment appears.

The Company currently contemplates to launch the offering, subject to market conditions, on or around March 14, 2018. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on the Amended Registration Statement prior to the contemplated public offering.

2	March 7, 2018

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments, including the audited consolidated financial statements and certain operating data for the year ended December 31, 2017.

*         *         *         *

The Offering, page 8

1.	We note that you have adopted a triple-class ordinary share structure that will become effective upon the completion of this offering. With a view towards disclosure, please advise us why the Board determined to adopt this triple-class structure in connection with Sunlands’ initial public offering.

The Company respectfully submits to the Staff that the triple-class voting structure has been approved by the Board of Directors (the “Board”) and the existing shareholders of the Company in connection with their consideration and approval of the Company’s fourth amended and restated memorandum and articles of association, which will become effective upon the completion of this offering. When approving such voting structure, the Board has considered the following key factors.

First, the Board believes it is critical to the Company’s long-term success to allow its founders and senior management, who have been playing instrumental roles in the past success of the Company, to retain control of the company after this offering. The Board would like them to continue to drive the strategic decisions of the Company, including significant acquisitions and investments, without being subject to short-term pressure, thereby creating sustainable long-term value for all shareholders, including the public shareholders of the Company.

Second, the Board considers it to be in the best interests of the Company to give Primavera Capital (“Primavera”), its largest outside investor who currently beneficially owns approximately 13.2% of all voting shares of the Company, additional voting power represented by Class B ordinary shares to partly mitigate the dilutive impacts of the offering and the Class C super-voting shares on Primavera’s ability to participate in major corporate decisions after the offering. The Board believes that it is in the best interests of the Company to maintain a long-term cooperative relationship with Primavera, who has demonstrated long-term commitment to the Company as a major investor and is expected to continue to support the Company’s future growth and development.

In light of the above considerations, the Board has determined that adopting a triple-class voting structure would be in the best interests of the Company’s public shareholders in the long-term.

3	March 7, 2018

The Company has included a comprehensive risk factor on the impacts of the triple-class structure in its Registration Statement. In response to the Staff’s comment, the Company has added disclosure to elaborate on its rationale for adopting the triple-class voting structure on page 165 of the Amended Registration Statement.

Corporate Structure, page 65

2.	Please revise to disclose the respective voting and economic interests of the Series A, Series B, and Series C shareholders following the completion of the offering.

The Company respectfully submits to the Staff that it has already included the requested disclosure on the cover page of the prospectus. In response to the Staff’s comment, the Company has revised the corporate structure chart on pages 5 and 69 of the Amended Registration Statement to further clarify the respective voting and economic interests of the shareholders following this offering.

*         *         *         *

4	March 7, 2018

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He Li He

cc:	Mr. Tongbo Liu, Chief Executive Officer

Mr. Yipeng Li, Chief Financial Officer

Sunlands Online Education Group

Mr. David Zhang, Esq.

Kirkland & Ellis International LLP

Deloitte Touche Tohmastu Certified Public Accountants LLP